SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 15, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 15, 2005, announcing the free availability of the 3D XML (Extensible Markup Language) Specifications and Player, which will enable users to view and manipulate rich 3D data in a variety of industrial, consumer and commercial environments.

Dassault Systèmes Delivers 3D XML
Specifications and Player

Universal lightweight format enables 3D democratization

Paris, France, June 15, 2005 – Dassault Systèmes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the free availability at http://www.3ds.com/3dxml of the 3D XML (Extensible Markup Language) Specifications and Player, which will enable users to view and manipulate rich 3D data in a variety of industrial, consumer and commercial environments.

3D XML is a universal, lightweight XML-based format that enables users to share live, accurate 3D data quickly and easily. 3D XML is suited for fast and efficient communication. Fully based on standard XML, it allows any software program to read, write, and enrich 3D XML content using standard tools. This capability will facilitate broad adoption of 3D and will lower the cost of converting files from existing 3D formats. Developed in conjunction with industry leaders, it provides unique features, such as multi-representation 3D structure, and unmatched compression for complex, accurate geometry, enabling rapid file transmission and shorter load times. Dassault Systèmes uses the 3D XML format in its entire line of products: CATIA, DELMIA, ENOVIA, SMARTEAM, and SolidWorks. Moreover, all members of the CAA V5 and SolidWorks developer communities will de-facto endorse the 3D XML format and will deploy it on a wide scale to their end-users.

The 3D XML Player, also available today at http://www.3ds.com/3dxml leverages the 3D XML Specifications and extends the use of 3D beyond traditional PLM applications. 3D content can now easily be incorporated into a variety of media, including but not limited to technical documentation, maintenance manuals, marketing brochures, websites, email communications, and many other everyday uses. With 3D XML, 3D becomes a true communication medium allowing users to “see what you mean.”

The 3D XML Player is designed to work with a wide range of application suites, including Microsoft® Office® applications, on the web with the Internet Explorer® browser or as a standalone application. It delivers Internet Explorer and Microsoft Office plug-ins, with 3D XML drag-and-drop capabilities.

“The 3D XML format is a cornerstone of Dassault Systèmes’ ambition to democratize 3D and demonstrates our commitment to openness,” said Dominique Florack, executive vice president of Strategy, Research and Development at Dassault Systèmes. “As 3D content is a core asset within the digital enterprise, it increasingly becomes critical for communication & collaboration. With the public release of the 3D XML Specifications, we are encouraging its wide adoption throughout all industries.”

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About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts: Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics) +33 1 47 03 68 10 emma.rutherford@fd.com

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 15, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration